Exhibit 99.2

U Power Announces Closing of $5.0 Million Registered Direct Offering and Concurrent Private Placement

SHANGHAI, Jan. 27, 2025 /PRNewswire/ -- U Power Limited (Nasdaq: UCAR) (the “Company” or “U Power”), a vehicle sourcing services provider with a vision to becoming a comprehensive EV battery power solution provider in China, today announced the closing of its previously announced registered direct offering and concurrent private placement with certain institutional investors for the purchase and sale of i) 648,000 Class A ordinary shares  (the “Class A Ordinary Shares”) of the Company, par value $0.00001 per share (the “Shares”), ii) Pre-funded Warrants to purchase up to 393,668 Class A Ordinary Shares in the registered direct offering (the “Pre-funded Warrants”), and iii) warrants to purchase up to 1,562,502 Class A Ordinary Shares in the concurrent private placement (the “Common Warrants”) at a combined offering price for each Class A ordinary share and accompanying Common Warrant of $4.80. The Pre-funded Warrants are exercisable immediately and at any time until all of the Pre-funded Warrants are fully exercised, at an exercise price of $0.0001 per Class A Ordinary Share. The Common Warrants are immediately exercisable, have an exercise price of $4.80 per share, and will expire five years from the date of issuance.

The gross proceeds to the Company were approximately $5.0 million before deducting the placement agent’s fees and other offering expenses.

Additionally, certain existing Series A warrants to purchase up to an aggregate of approximately 100,000 Class A ordinary shares of the Company that were issued to such institutional investors in December 2023, at an exercise price of $120.00 per share, have been amended to have an exercise price of $4.80 per share.

Maxim Group LLC acted as the sole placement agent in connection with the offering.

The Shares, the Pre-funded Warrants and the Class A Ordinary Shares issuable upon exercise of the Pre-funded Warrants described above were offered pursuant to a shelf registration statement on Form F-3 (File No. 333-282901) that was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on November 8, 2024. The Common Warrants and the Class A Ordinary Shares issuable upon exercise of the Common Warrants were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933 (the “Act”), as amended, and Regulation D promulgated thereunder and have not been registered under the Act or applicable state securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. A prospectus supplement relating to the sales of the Shares and the Pre-funded Warrants has been filed by the Company with the SEC and is available on the SEC’s website at www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying base prospectus may also be obtained from Maxim Group LLC at 300 Park Avenue, New York, NY 10022, by phone at (212) 895-3500 or e-mail at syndicate@maximgrp.com.

About U Power Limited

U Power Limited is a vehicle sourcing services provider, with a vision to becoming an EV market player primarily focused on its proprietary battery-swapping technology, or UOTTA technology, which is an intelligent modular battery-swapping technology designed to provide a comprehensive battery power solution for EVs. Since its operation in 2013, the Company has established a vehicle sourcing network in China’s lower-tier cities. The Company has developed two types of battery-swapping stations for compatible EVs and is operating one manufacturing factory in Zibo City, Shandong Province, China. For more information, please visit the Company’s website: http://ir.upincar.com/.

Forward-Looking Statements

This press release contains “forward-looking statements.” Forward-looking statements reflect the Company’s current view about future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Contact

U Power Limited
Investor Relations Department
Email: ir@upincar.com

Robin Yang, Partner
ICR, LLC
Email: UPower.IR@icrinc.com
Phone: +1 (212) 475-0415